Mail Stop 3561

December 3, 2008

Ms. Karen M. Hoguet
Chief Financial Officer
Macy's, Inc.
7 West Seventh Street
Cincinnati, OH   45202

      Re: **Macy's, Inc.**
               Form 10-K for the Fiscal Year Ended February 2, 2008
               Filed April 1, 2008
               Form 10-Q for the Fiscal Quarters Ended May 3, 2008 and
               August 2, 2008
               Form 8-K, filed November 12, 2008
               File No. 1-13536

Dear Ms. Hoguet:

We have reviewed your supplemental response letter dated November 13, 2008 as well as your filings and have the following comments. As noted in our comment letter dated October 30, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended February 2, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations

Comparison of the 52 Weeks Ended February 2, 2008 and the 53 Weeks Ended February 3, 2007, page 18

1.   We have reviewed the current and prior year supplemental financial information relating to your internet and mail order sales for your Macy's and Bloomingdale's brand stores and have read your response to our prior comment one regarding the manner in which you calculate comparable store sales performance each period. We understand there are certain cost efficiencies that accrue when internet purchases are coordinated in some

respects with your store operations, particularly with merchandise returns. Based on the supplemental internal data you provided, we believe the impact of including internet sales in your comparable store sales performance is material and your current presentation of comparable store sales performance is not transparent to investors since you generally present this information in most of your external financial reports. We continue to believe there is a fundamental difference between in-store sales and internet sales which warrants disclosure of the impact of including internet sales in your comparable store sales performance each period. Accordingly, in your Form 10-Q for the fiscal quarter ended November 1, 2008, please revise your disclosure of comparable store sales performance to separately disclose the impact of including internet and mail order sales in your calculation for all periods presented. Please show us what your revised disclosure will look like for all periods presented.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page F-9

2.   We have read your response to our prior comment two relating to your compliance with the segment reporting requirements of SFAS 131. We concur with your belief that an important fundamental principle of SFAS 131 regarding segmentation is the desirability of enabling investors to see an enterprise through the eyes of management. In this regard as discussed in our previous comments, we firmly believe the economic characteristics of the operating segments you have identified are sufficiently dissimilar whereby they do not qualify for aggregation of all of the operating segments into a single reportable retail segment using the criteria under paragraph 17. Further, as noted in our prior comment using both historical and projected gross margin data you provided us, it appears Macy's and Bloomingdale's do not qualify for aggregation due to dissimilar economic characteristics. Some of the primary underlining reasons why the two brands appear to have dissimilar economic characteristics are as follows: (1) higher pricing at Bloomingdale's for the same identical product even when both brands have a store at the same mall; (2) each brand sells similar products of differing quality and style; and (3) each brand sells different products not sold by the other. In addition, due to the presence of several dissimilar economic characteristics in your internet and catalog mail order operations with Macys.com and Bloomingdale's By Mail when compared to your retail store operations, it appears your internet and catalog mail order operations also qualify as a separate reportable segment under the requirements of SFAS 131. Please also refer to the guidance in EITF 04-10.

3.   While you have indicated your chief operating decision maker generally uses gross margin data, we also recognize that when reviewing discrete financial information for each operating segment identified he could use more than one operating metric to evaluate and assess performance under SFAS 131. Further, in many instances differences and disparity in economic characteristics tend to become more obvious when

you include the impact of certain operating costs and expenses below the gross margin line such as store labor and other direct operating expenses for the retail stores in arriving at operating income (loss) for each operating segment. In this regard, please provide us for each of your seven operating segments the net sales and operating income (loss) financial information for the year-to-date period ended November 1, 2008, as well as for fiscal years 2007, 2006 and 2005.

4. We reviewed the supplemental internal financial information you provided us presenting net sales and gross margin data for Macy's and Bloomingdale's for fiscals 2004 through 2007, along with projected performance for fiscal years 2008 through 2010. Please confirm that the financial information excludes internet and catalog mail order sales for each brand. If not, please provide separately for each brand the same financial data for the retail stores and the internet and catalog mail order sales for all periods provided. Please provide us the nature and basis for the primary factors and key assumptions which explain and support the gross margin trends you expect each brand to achieve in 2008 as well as the performance you have projected for 2009 and 2010.

Form 10-Q, for the quarter ended August 2, 2008

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies

Note 4. Asset Impairment Charges

5. We received the additional supplemental information as well as your response to our prior comment five regarding your independent valuation of certain reporting units and goodwill as well as certain intangible assets as of May 31, 2008. Please explain to us in detail the reasons for the differences in the approach and the methodology, including discount rates, for determining fair value used in the most recent annual review performed in 2008 when compared to those used during your annual valuation of reporting units and reviews for impairment of goodwill and other intangibles during 2007 and 2006. Tell us if in prior reviews you have consistently placed greater emphasis on estimating fair values of your reporting units based on discounted cash flows as opposed to the trading price of your common stock. If in your most recent review you changed the method used to estimate the fair value of your reporting units, please tell us the basis for the change and why you believe the new method provides a better estimate of fair value.

6. We note the supplemental information you provided relating to an updated sensitivity analysis of reporting unit fair value as of October 4, 2008. Your discounted cash flow analysis resulted in significant control premiums. In that regard, please provide us objective evidence to support the significant control premium and explain to us why you believe each of the assumed control premiums calculated under each discount rate used

are reasonable.   Explain to us your basis for using an assumed stock price of $19.51 in your analysis as of October 4, 2008 as opposed to the closing price on October 3, 2008.

7.   We note from the supplemental information provided the closing price of your stock for February 4, 2008 when compared to October 3, 2008 has declined more than everyone amongst your competitor group except for Saks. Please explain to us why you believe the performance and decline of your common stock exceeded most of the competitors in your selected group. Please also tell why you included Saks in your selected competitive group.

8.   Please explain to us what impact your recent reorganization and consolidation in 2008 of certain operating divisions had on your recent evaluation of goodwill for impairment.

Form 8-K, filed November 12, 2008

Exhibit 99.1 – Press Release of Macy's dated November 12, 2008

9.   We note you disclose operating income and diluted earnings per share data after excluding gross consolidation costs incurred during the third quarter of fiscal 2008. As you discuss in the release, you expect to achieve cost savings of approximately $60 million during fiscal 2008. Your current disclosure deducts the gross consolidation costs instead of the net consolidation costs in arriving at the operating income and diluted earnings per share data being disclosed. Please explain to us why you believe it is appropriate to exclude the year-to-date consolidation costs to arrive at operating income and diluted earnings data you disclose instead of netting the relative cost savings you achieved to date during the same period resulting from the gross consolidation costs.

*   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us a response. You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 if you have any other questions.

                                                    Sincerely,

                                                    Andrew Mew
                                                    Accounting Branch Chief